

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 1, 2016

B.P. Allaire
Chief Executive Officer
Key Link Assets Corp.
216 South Jefferson, Suite LL1
Chicago, IL 60661

> **Re: Key Link Assets Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 17, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Filed May 12, 2016**
> **Form 8-K**
> **Filed June 10, 2016**
> **File No. 333-190836**

Dear Mr. Allaire:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Exhibits 31 and 32

1. We note that your certifications were signed by Shawn P. Clark on May 11, 2016. Per your Forms 8-K filed on May 6, 2016 and May 11, 2016, we note that B.P. Allaire was the CEO and Mr. Clark was the interim CFO on the May 12, 2016 filing date. Please amend this filing to provide currently dated and signed certifications for both Mr. Allaire and Mr. Clark. Refer to Item 601(b)(31) and (32) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at
    http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

<u>Form 8-K Filed June 10, 2016</u>

<u>Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements</u>

2. We note that your pro forma balance sheet and statements of operations include pro forma adjustments to eliminate all assets and liabilities and all statements of operations activity related to Key Link. We are unclear why you removed these items from your pro forma financial statements. Please amend your filing to eliminate these pro forma adjustments or tell us why you believe your presentation is appropriate. In your response, confirm whether or not you accounted for the share exchange with Foothills Petroleum Inc. as a recapitalization and explain how you identified the accounting acquirer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products